Interim Consolidated Financial Statements

September 30, 2010

(Unaudited)

GENOIL INC. Index to Interim Consolidated Financial Statements Three and nine months ended September 30, 2010

Page
FINANCIAL STATEMENTS
Interim Consolidated Balance Sheets	1
Interim Consolidated Statements of Loss and Deficit	2
Interim Consolidated Statements of Cash Flows	3
Notes to Interim Consolidated Financial Statements	4 - 16

Responsibility for Financial Statements

The interim consolidated financial statements of Genoil Inc. have been prepared by and are the responsibility of the Company's management. They include the selection of appropriate accounting principles, judgments and estimates necessary to comply with
Canadian generally accepted accounting principles.

The auditors of Genoil Inc. have not performed a review of these unaudited interim consolidated financial statements.

Interim Consolidated Balance Sheets September 30, 2010 and December 31, 2009 (Unaudited)

	C$	C$
	September	December
	(Unaudited)	(Audited)
	2010	2009

ASSETS
CURRENT
Cash and cash equivalents	$ 43,446	$ 9,140
Receivables	5,171	14,304
Prepaid expenses and deposits	271,466	275,479
Due from related parties (Note 4)	30,351	-

	350,434	298,923
PROPERTY, PLANT AND EQUIPMENT	1,771,751	1,917,939
INTANGIBLE ASSETS	1,742,680	1,883,560

	$ 3,864,865	$ 4,100,422

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT
Accounts payable and accrued liabilities	$ 848,629	$ 894,549
Due to related parties (Note 4)	-	172,124
Convertible Notes - current portion (Note 3)	1,544,544	1,379,275
Due to Investors	-	168,289

	2,393,173	2,614,237
CONVERTIBLE NOTES (Note 3)	189,468	173,823

	2,582,641	2,788,060

SHAREHOLDERS' EQUITY
Share capital (Note 5)	52,753,882	52,207,086
Contributed surplus (Note 6)	20,845,621	17,147,498
Accumulated deficit	(72,317,279)	(68,042,222)

	1,282,224	1,312,362

	$ 3,864,865	$ 4,100,422

SUBSEQUENT EVENTS (Note 9)
GOING CONCERN (Note 2)

APPROVED BY THE BOARD

/signed/ D.K. Lifschultz__ D.K. Lifschultz - Director

/signed/ T. Bugg _______T. Bugg - Director

See notes to consolidated financial statements

GENOIL INC. Interim Consolidated Statements of Loss and Deficit Three and nine months ended September 30 (Unaudited)

	C$	C$	C$	C$
	Quarter 3	Quarter 3	Year to date	Year to date
	2010	2009	2010	2009

EXPENSES
Administrative expenses	$ 671,631	$ 559,683	$ 1,609,206	$ 1,770,918
Stock-based compensation	323,743	50,857	2,156,029	1,312,499
Amortization	98,660	117,058	291,490	347,814
Accretion (Note 3)	17,768	48,504	53,165	140,870
Development expenses	9,093	7,265	29,566	23,503
Interest	42,904	39,450	130,572	114,377
Foreign exchange gain/(loss)	6,187	(12,301)	5,065	(37,243)

LOSS FROM
OPERATIONS	1,169,986	810,516	4,275,093	3,672,738

OTHER INCOME	25	737	35	757

NET LOSS	(1,169,961)	(809,779)	(4,275,058)	(3,671,981)

DEFICIT - BEGINNING OF PERIOD	(71,147,318)	(65,751,427)	(68,042,221)	(62,889,225)

DEFICIT - END OF PERIOD	$ (72,317,279)	$ (66,561,206)	$ (72,317,279)	$ (66,561,206)

Loss per share	$ (0.003)	$ (0.005)	$ (0.008)	$ (0.009)

See notes to consolidated financial statements

GENOIL INC. Interim Consolidated Statements of Cash Flows Three and nine months ended September 30 (Unaudited)

	C$	C$	C$	C$
	Quarter 3	Quarter 3	Year to date	Year to date
	2010	2009	2010	2009

OPERATING ACTIVITIES
Net loss	$ (1,169,961)	$ (809,779)	$ (4,275,058)	$ (3,671,981)
Items not affecting cash:
Amortization	98,660	117,058	291,490	347,814
Accrued interest	42,270	35,863	127,750	112,098
Accretion convertible notes	17,768	48,504	53,165	140,869
Stock-based compensation	323,743	50,857	2,156,029	1,312,499

	(687,520)	(557,497)	(1,646,624)	(1,758,701)

Changes in non-cash working capital:
Receivables	10,365	(278)	9,133	6,866
Accounts payable and
accrued liabilities	269,131	155,105	(45,917)	(322,099)
Prepaid expenses and
deposits	(32,423)	(161,782)	4,013	(89,907)
Due to Investors	-	117,745	(168,289)	(4,055)

	247,073	110,790	(201,060)	(409,195)

Used by operating activities	(440,447)	(446,707)	(1,847,684)	(2,167,896)

INVESTING ACTIVITY
Purchase of equipment	(4,424)	1,461	(4,424)	(1,669)

Used by investing activity	(4,424)	1,461	(4,424)	(1,669)

FINANCING ACTIVITIES
Advances from (to) related
parties	(8,800)	220,079	(202,475)	(32,948)
Advances from shareholders	-	-	-	1,878,098
Share issue expense	(2,662)	-	-	-
Shares issued	-	-	2,088,889	-

From financing activities	(11,462)	220,079	1,886,414	1,845,150

INCREASE (DECREASE) IN
CASH FLOW	(456,333)	(225,167)	34,306	(324,415)

Cash - beginning of period	499,779	347,643	9,140	446,891

CASH - END OF PERIOD	$ 43,446	$ 122,476	$ 43,446	$ 122,476

CASH FLOWS SUPPLEMENTARY INFORMATION
Interest paid	$ 635	$ 3,587	$ (2,822)	$ 6,228

Income taxes paid	$ -	$ -	$ -	$ -

See notes to consolidated financial statements

GENOIL INC. Notes to Interim Consolidated Financial Statements Three and nine months ended September 30 (Unaudited)

1.	INTERIM FINANCIAL STATEMENTS

These interim financial statements follow the same accounting policies and methods in their application as the most recent annual consolidated financial statements.

The interim financial statements included herein have been prepared by the Company, without audit, pursuant to the rules and regulations of the applicable Canadian Securities Commissions and Regulatory Authorities. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations, although the Company believes that the disclosures are adequate to make the information presented not misleading.

These statements reflect all adjustments which, in the opinion of management, are necessary for fair presentation of the information therein. These statements should be read in conjunction with the audited financial statements of the Company for the years ended December 31, 2009 and 2008.

Results of operations for the interim periods are not indicative of annual results.

2.	NATURE OF BUSINESS AND ABILITY TO CONTINUE AS A GOING CONCERN

Genoil Inc. (the “Company”) was incorporated under the Canada Business Corporations Act. The Company is a technology development company focused on providing innovative solutions to the oil and gas industry through the use of proprietary technologies. The Company’s business activities are primarily directed to the development and commercialisation of its upgrader technology, which is designed to economically convert heavy crude oil into light synthetic crude. The Company is listed on the TSX Venture Exchange under the symbol GNO as well as the Nasdaq OTC Bulletin Board using the symbol GNOLF.OB.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis, which presumes the Company will be able to realize its assets and discharge its liabilities in the normal course of operations for the foreseeable future. As at September 30, 2010, the Company had incurred accumulated losses of $72,317,279 (Dec 31, 2009 - $68,042,222) since inception.

The ability of the Company to continue as a going concern is in substantial doubt and is dependent on achieving profitable operations, commercialising its upgrader technology, and obtaining the necessary financing in order to develop this technology further. The outcome of these matters cannot be predicted at this time. The Company will continue to review the prospects of raising additional debt and equity financing to support its operations until such time that its operations become self-sustaining, to fund its research and development activities and to ensure the realization of its assets and discharge of its liabilities. While the Company is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate sufficient funds for future operations.

The Company is not expected to be profitable during the ensuing twelve months and therefore must rely on securing additional funds from either issuance of debt or equity financing for cash consideration.

The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

GENOIL INC. Notes to Interim Consolidated Financial Statements Three and nine months ended September 30 (Unaudited)

3.	CONVERTIBLE NOTES

		Series A	Series D	Series E	Total

	Gross amount received	$ 5,638,220	$ 968,825	$ 1,227,356	$ 7,834,401
	Value of warrants and conversion opti	(3,822,864)	(51,036)	(166,216)	$ (4,040,116)

	Fair value of repayment obligation	$ 1,815,356	$ 917,789	$ 1,061,140	$ 3,794,285

	2006 Balance	$ 2,157,505	$ 970,735	$ -	$ 3,128,240

	2007
	Accretion	301,611	25,862		327,473
	Interest accrued	-	124,226		124,226
	Conversions	(2,320,505)	-		(2,320,505)

	Ending balance	$ 138,611	$ 1,120,823	$ -	$ 1,259,434

	2008
	New issuances	-		1,061,140	1,061,140
	Accretion	16,588	-	39,315	55,903
	Interest accrued		106,533	35,184	141,717
	Redemption	-	(1,227,356)	-	(1,227,356)

	Ending balance	$ 155,199	$ -	$ 1,135,639	$ 1,290,838

	2009
	Accretion	18,624	-	139,180	157,804
	Interest accrued		-	104,456	104,456

	Ending balance	$ 173,823	$ -	$ 1,379,275	$ 1,553,098

	2010
	Accretion	15,645	-	37,520	53,165
	Interest accrued		-	127,750	127,750

	Ending balance	$ 189,468	$ -	$ 1,544,545	$ 1,734,013

(continues)

GENOIL INC. Notes to Interim Consolidated Financial Statements Three and nine months ended September 30 (Unaudited)

3.	CONVERTIBLE NOTES (continued)

Series A

.On December 23, 2004, the Company issued $5,638,220 non-interest bearing convertible notes. These convertible notes are due on December 23, 2014. The note holders also received 3,203,534 warrants entitling them to purchase the same number of shares at a price of $0.85 per share at any time prior to December 23, 2009. At the holder’s option, the notes may be converted to common shares of the Company at a rate of $0.44 per share at any time prior to maturity. The convertible notes may also be converted at the Company’s option if the Company’s common share trading price exceeds $1.55 per share for 30 consecutive trading days during the term of the note.

The fair value of the repayment obligation, being the present value of the future principal and interest payments using a discount factor of 12%, was estimated to be $1,815,356 on the date the agreement was signed. To estimate the fair value of the warrants, the Company used the Black- Scholes option-pricing model with the following assumptions: zero dividend yield; expected volatility of 100%; risk-free rate of 3%; and expected life of 5 years, resulting in a fair value of $834,153. The residual portion of the proceeds of $2,988,711 was allocated to the conversion option. Both the warrants and conversion option were recorded as debt discounts and are being accreted over the term of the debt.

During 2007, notes with a face value of $132,679 were converted into common shares of the company at a price of $0.44 per share and 301,543 shares were issued.

During November 2007, at the request of a large note holder, notes with a face value of $4,902,800 were converted into 2,785,681 preferred shares of the Company. The preferred shares are convertible into 11,142,724 common shares - the same number of common shares the convertible notes would have been convertible to. Per EIC-96, the preferred shares were valued using the market price ($0.61) of the common shares on date of conversion. This value was allocated between long term debt and equity using the same basis as at the original issue of the debt. The fair value of the debt portion was calculated by discounting at face value of 16%, the estimated market rate for the Company. This resulted in a loss of $176,450 being recorded, while contributed surplus was reduced by $4,432,786. Had the Company used a market rate of 18%, a gain of $94,312 would have been recorded.

(continues)

GENOIL INC. Notes to Interim Consolidated Financial Statements Three and nine months ended September 30 (Unaudited)

3.	CONVERTIBLE NOTES (continued)

Series D

On October 6, 2006, the Company issued $968,825 convertible notes to entities controlled by a director and officer of the Company in settlement of debt owed them. The convertible note is due on April 6, 2007 and has an interest rate of 12% per annum. The note holder also received 322,941 warrants entitling the holder to purchase the same number of shares at a price of $0.98 per share at any time prior to April 6, 2007. At the holder’s option, the notes may be converted to common shares of the Company at a rate of $0.75 per share at any time prior to maturity. The convertible notes may also be converted at the Company’s option if the Company’s common share trading price exceeds $1.55 per share for 30 consecutive trading days during the term of the note.

The fair value of the repayment obligation, being the present value of the future principal and interest payments using a discount factor of 24%, was estimated to be $917,789 on the date the agreement was signed. The residual amount, being $51,036, was allocated to the fair value of the warrants and no value was allocated to the conversion option. The debt discount will be accreted over the term of the debt. To estimate the fair value of the warrants, the Company used the Black-Scholes option- pricing model with the following assumptions: zero dividend yield; expected volatility of 86%; risk- free rate of 4.37%; and expected life of 0.5 years.

On April 6, 2007, the term of 78% of the notes and attached warrants was extended by six months to October 6, 2007. On that date it was again extended by six months. These notes have an original face value of $760,785 and 253,595 warrants attached. The extension was considered a renegotiation of the debt and the fair value ($25,484) of the warrant extension was expensed as interest paid. The balance of the notes, with a face value of $208,040 and accrued interest of $32,640 is now callable. The attached 69,346 warrants have expired. The Company has entered into a one year funding agreement that would provide the required capital, should this portion of the debt be called. The terms of this agreement is substantially the same as the original notes. One of the parties to this agreement is a director and officer of the Company.

On October 6, 2008 the series D notes matured and were replaced with series E notes.

Series E

On October 6, 2008, series E notes, with a face value of $1,227,356 were issued to replace the series D notes plus accrued interest that matured on that date. About 90% of the amount is due to companies controlled by the Chairman and CEO. The notes have a term of one year, carry interest at 12% p.a., accrued semi-annually, and are convertible into common shares of the Company at $0.27 per share at the option of the holder. The note holders also received 1,136,442 warrants to purchase the same number of common shares of the Company at $0.41 per share.

The fair value of the repayment obligation, being the present value of the future principal and interest payments using a discount factor of 28%, was estimated to be $1,061,140 on the date the agreement was signed. A total of $32,275, was allocated to the fair value of the warrants and $133,941 was allocated to the conversion option. The debt discount will be accreted over the term of the debt. To estimate the fair value of the warrants, the Company used the Black-Scholes option- pricing model with the following assumptions: zero dividend yield; expected volatility of 127%; risk- free rate of 2.93%; and expected life of 1 year.

At October 6, 2009, the notes were extended for another year. The extension was considered a modification of the debt and the fair value ($49,798) of the warrant extension was recorded as a reduction to the note payable. The debt discount is to be accreted over the term of the debt.

On October 6, 2010, the notes and attached warrants were extended for another year to October 6, 2011. Negotiations are currently underway and a revised agreement is expected shortly.

GENOIL INC. Notes to Interim Consolidated Financial Statements Three and nine months ended September 30 (Unaudited)

4.	DUE FROM (TO) RELATED PARTIES
		2010	2009

	Due to related parties	$ 30,351	$ 98,527

	These amounts constitute expense advances to the Chief Exectuive Officer.

5. SHARE CAPITAL

(continues)

GENOIL INC. Notes to Interim Consolidated Financial Statements Three and nine months ended September 30 (Unaudited)

5.	SHARE CAPITAL (continued)

Authorized:

-An unlimited number of common shares without par value.

-10,000,000 Class A Preferred shares, issuable in series.

Issued and outstanding common shares:

	Number	Amount
2008
Balance, beginning of year	232,912,757	$ 38,879,177
Private placement (4)	11,533,919	2,501,098
Stock options exercised	6,693,750	2,931,891
Conversion of preferred shares	11,142,724	6,797,062
Share issue expenses	-	(31,362)

Balance, end of year	262,283,150	$ 51,077,866

2009
Private placement (5)	12,125,327	852,044
Shares for debt (6)	2,265,192	329,072
Share issue expenses	-	(51,896)

Balance, end of year	276,673,669	$ 52,207,086

2010
Private placement (2)	13,559,228	298,623
Shares for debt (2)	2,268,023	269,465
Share issue expenses		(21,292)

Balance, end of quarter	292,500,920	$ 52,753,882

Issued and outstanding Class "A' Preferred shares:
	Number	Amount
2008
Balance, beginning of year	2,785,681	6,797,062
Conversion into common shares	(2,785,681)	$ (6,797,062)

Balance, end of year	-	-

2009

Balance, beginning & end of year	-	-

2010

Balance, beginning and end of quarter	-	-

TOTAL SHARE CAPITAL		$ 52,753,882

(continues)

GENOIL INC. Notes to Interim Consolidated Financial Statements Three and nine months ended September 30 (Unaudited)

5.	SHARE CAPITAL (continued)

	1.	In June 2007, the Company issued 5,130,382 units at US$0.52 per unit. Each unit consisted of one common share and one-quarter non-transferable share purchase warrant. Each full warrant entitles the holder to purchase one common share at US$0.78 for a period of three years. C$2,399,621 of the proceeds was allocated to share capital and C$440,110 to warrants. The value attributed to the warrants were calculated using the Black-Scholes model with expected volatility of 93%, risk free rate of 3.93% and dividend yield nil over their expected life of 3 years.

The Company issued 234,692 warrants with an exercise price of $0.52 as a finders fee in connection with this private placement. The $76,157 value attributed to the warrants was calculated using the Black-Scholes model with expected volatility of 95%, risk free rate of 4.71% and dividend yield nil over an expected life of 2 years.

	2.	During 2007, the Company issued Class "A" Preferred shares in connection with the conversion of long term notes. The preferred shares can be converted into common shares at a ratio of four common shares for each preferred share. This can be done at the option of the holder of the preferred shares or, after five years, at the option of the Company. The preferred shares carry no voting power and can be redeemed by the Company at $1.76 per share at any time. In the event of liquidation, dissolution or winding up of the Company, the preferred shares shall have preference to receive up to $1.76 per share, before any distribution to any other share holders of the Company.

	3.	In March 2008, the Company issued 378,787 units at US$0.66 per unit. Each unit consisted of one common share and on-quarter non-transferable share purchase warrant. Each full warrant entitles the holder to purchase one common share at US$0.99 for a period of five years. C$2067,158 of the proceeds was allocated to share capital and C$40,917 to warrants. The value attributed to the warrants was calculated using the Black-Scholes model with expected volatility of 96%, risk free rate of 3.35% and dividend yield nil over their expected life of 5 years.

	4.	In July 2008, the Company issued 11,155,132 units at US$0.23 per unit. Each unit consisted of one common share and one-quarter non-transferable share purchase warrant. Each full warrant entitles the holder to purchase one common shares at US$0.29 for a period of two years. C$2,294,940 of the proceeds was allocated to share capital and C$295,666 to warrants. The value attributed to the warrants was calculated using the Black-Scholes model with expected volatility of 95%, risk free rate of 3.27% and dividend yield nil over their expected life of 2 years.

(continues)

GENOIL INC. Notes to Interim Consolidated Financial Statements Three and nine months ended September 30 (Unaudited)

5.	SHARE CAPITAL (continued)

	5.	In May 2009, the Company raised US$1.39 million through a private placement, issuing 10,725,443 common shares at US$0.13 and 10,725,443 warrants with an exercise price of US$0.20 per common share and have a 2 year term. C$760,966 of the proceeds was allocated to share capital and C$890,403 was attributed to the warrants and credited to contributed surplus. The value attributed to the warrants was calculated using the Black- Scholes model with expected volatility of 114%, risk free rate of 0.80% and dividend yield nil over their expected life of 2 years.

In October 2009, the Company raised US$181,985 through a private placement, issuing 1,399,884 common shares at US$0.13 and 1,399,884 warrants with an exercise price of US$0.20 per common share and have a 2 year term. Proceeds of C$91,078 were allocated to share capital and C$99,278 was attributed to warrants and credited to contributed surplus. The value attributed to the warrants was calculated using the Black-Scholes model with expected volatility of 120%, risk free rate of 1.3% and dividend yield nil over their expected life of 2 years.

	6.	The Company also completed three shares-for-debt transactions. In May 2009 the first one issued 860,997 common shares at US$0.17 and 57,981 non-transferable share purchase warrants with an exercise price of US$0.21, and second one issued 506,322 common shares at US$0.13 and 506,322 warrants with an exercise price of US$0.20; and in November 2009, the third one issued 897,873 common shares at C$0.13. The C$47,013 value attributed to the warrants, which was credited to contributed surplus, was calculated using the Black- Scholes model with expected volatility of 114%, risk free rate of 0.80% and dividend yield nil over their expected life of 2 years. There were no warrants issued in the third shares-for-debt transaction

	7.	In February 2010, the Company raised US$762,900 through a private placement, issuing 5,866,920 common shares at US$0.13 and 5,866,920 warrants with an exercise price of US$0.20 and have a two year term. C$128,425 of the proceeds was allocated to share capital and C$678,895 was attributed to the warrants and credited to contributed surplus. The value attributed to the warrants was calculated using the Black-Scholes option-pricing model with expected volatility of 121%, risk free rate of 1.21% and dividend yield nil over their expected life of 2 years.

The Company also completed two shares-for-debt transactions. The first one issued 1,308,486 common shares at US$0.13 with no warrants, and the second one issued 149,258 common shares at US$0.13 and 37,314 non-transferable share purchase warrants with an exercise price of US$0.20. C$196,540 was allocated to share capital and C$4,296 attributed to the warrants, which was credited to contributed surplus, was calculated using the Black- Scholes model with expected volatility of 121%, risk free rate of 1.21% and dividend yield nil over the expected life of 2 years.

(continues)

GENOIL INC. Notes to Interim Consolidated Financial Statements Three and nine months ended September 30 (Unaudited)

5.	SHARE CAPITAL (continued)

	8.	In May 2010, Genoil completed a shares-for-debt transaction with related parties for unpaid salaries. There were 810,279 common shares issued at C$0.09 per common share with no attached warrants for a total of C$72,925.

In June 2010, the Company raised US$1,000,000 through a private placement, issuing 7,692,308 common shares at US$0.13 and 7,692,308 warrants with a exercise price of US$0.18 per common share with a 2 year term. C$170,197 of the proceeds was allocated to share capital and C$858,903 was attributed to the warrants and credited to contributed surplus. The value attributed to the warrants was calculated using the Black-Scholes model with expected volatility of 123%, risk free rate of 1.44% and dividend yield nil over their expected life of 2 years.

6.	CONTRIBUTED SURPLUS

		2010	2009

	Balance, beginning of period	$ 20,521,878	$ 14,106,075
	Options expensed	323,743	1,312,499
	Options exercised	-	(1,322,205)
	Warrants granted	-	807,437

	Balance, end of period	$ 20,845,621	$ 14,903,806

7.	STOCK OPTIONS

The Company has a stock option plan for directors, officers, employees and consultants. The term and vesting conditions of each option may be fixed by the Board of Directors when the option is granted, but the term cannot exceed 10 years. The maximum number of shares that may be reserved for issuance under the plan is fixed at 56,799,667. The maximum number of shares that may be optioned to any one person is 5% of the shares outstanding at the date of the grant.

Details of the stock options are as follows:

	Weighted Average Exercise		Weighted Average Exercise		Weighted Average Exercise
	Price		Price		Price
	Number	2010	Number	2009	Number	2008

Balance, beginning of quarter	51,800,000	$ 0.26	34,202,500	$ 0.45	39,091,250	$ 0.49
Granted	2,665,000	0.16	16,950,000	0.21	12,950,000	0.33
Cancelled	-	-	(7,422,500)	0.17	(11,145,000)	0.60
Exercised	-	-	-	-	(6,693,750)	0.24

Balance, end of quarter	54,465,000	$ 0.25	43,730,000	$ 0.45	34,202,500	$ 0.45

Exercisable, end of quarter	54,231,666	$ 0.25	41,377,916	$ 0.35	30,455,416	$ 0.43

					(continues)

GENOIL INC. Notes to Interim Consolidated Financial Statements Three and nine months ended September 30 (Unaudited)

7.	STOCK OPTIONS (continued)

	The following is a summary of options outstanding and exercisable as at September 30, 2010:

		Outstanding			Vested

				WA		Remaining	WA
			Remaining	Outstanding		Vested	Vested
		Outstanding	Contractual	Exercise	Vested	Contractual	Exercise
	Range	Options	Life	Price	Options	Life	Price

	$0.00 to $0.39	43,315,000	3.80	$0.17	43,181,666	3.80	$0.17

	$0.40 to $0.79	11,050,000	1.15	$0.55	10,950,000	1.15	$0.55

	$0.80 to $1.19	-	-	-	-	-	-

	$1.20 to $1.59	-	-	$0.00	-	-	-

	$1.60 to $2.00	100,000	0.59	$1.65	100,000	0.59	$1.65

		54,465,000	3.26	$0.25	54,231,666	3.26	$0.25

8.	WARRANTS

A summary of the changes in share purchase warrants outstanding and exercisable at the end of the period is as follows:

(continues)

GENOIL INC. Notes to Interim Consolidated Financial Statements Three and nine months ended September 30 (Unaudited)

8. WARRANTS (continued)

C$ Warrants

	2010		2009		2008

		WA		WA
	Total	Strike	Total	Strike	Total	WA Strike
	Warrants	Price	Warrants	Price	Warrants	Price

Balance, beginning of quarter	1,136,442	$ 0.41	5,539,976	$ 0.66	4,057,129	$ 0.82
Issued	-	-	1,136,442	$ 0.41	2,590,037	$ 0.45
Exercised	-	-	-	-	-	-
Expired	-	-	5,539,976	$ 0.66	1,107,190	$ 0.78
Forfeited	-	-	-	-	-	-

Balance, end of quarter	1,136,442	$ 0.41	1,136,442	$ 0.41	5,539,976	$ 0.66

US$ Warrants

	2010		2009		2008

		WA		WA
	Total	Strike	Total	Strike	Total	WA Strike
	Warrants	Price	Warrants	Price	Warrants	Price

Balance, beginning of quarter	29,554,644	$ 0.28	4,400,759	$ 0.46	2,969,399	$ 0.89
Issued			12,689,630	$ 0.20	2,883,473	$ 0.31
Exercised	-	-	-	-	-	-
Expired			-	-	-	-
Forfeited	(3,173,777)	0.35	234,692	$ 0.52	1,452,113	1.04

Balance, end of quarter	26,380,867	$ 0.20	16,855,697	$ 0.26	4,400,759	$ 0.46

Total	27,517,309		17,992,139		9,940,735

The following is a summary of warrants as at September 30, 2010:

	Outstanding

			WA
	Outstanding	Remaining	Outstanding
Range	Warrants	Contractual Life	Strike Price

$0.00 to $0.39	26,286,171	1.24	$0.19

$0.40 to $0.79	1,136,442	0.02	$0.41

$0.80 to $1.19	94,696	2.42	$0.99

	27,517,309	1.19	$0.21

GENOIL INC. Notes to Interim Consolidated Financial Statements Three and nine months ended September 30 (Unaudited)

9.	SUBSEQUENT EVENTS

On October 6, 2010, the Series E convertible notes expired and were renewed for a one year term.

10.	FINANCIAL INSTRUMENTS

Credit Risk

The Company is exposed to credit risk with respect to its cash and receivables. Receivables are comprised substantially of goods and services tax credits receivable from a Canadian tax agency and cash is placed with major financial institutions. Management believes this mitigates the risks associated with these financial instruments.

Fair Value

The Company's financial instruments consist of cash and cash equivalents, receivables, due to investors, accounts payable and accrued liabilities, amounts due to related parties and convertible notes. The fair value of the convertible notes was calculated using discounted cashflow analysis and approximates the carrying value as the implicit interest rate is similar to current market rates. The fair value of the financial instruments, other than long-term convertible notes, approximates their carrying values due to their short term nature. The fair value of the long-term convertible note, using a discount rate of 24% (2009 - 24%, 2008 - 24%) at September 30, 2010, is approximately $123,277 (2009 - $105,000, 2008 - $84,700).

The Company categorizes its financial assets and liabilities using a three-level hierarchy that reflects the significance of the inputs used in making fair value measurements for these assets and liabilities. The fair values of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Fair values of assets and liabilities in Level 2 are based on inputs other than Level 1 quoted prices that are observable for the asset or liability either directly (as prices) or indirectly (derived from prices). The fair values of Level 3 assets and liabiliti4es are not based on observable market data. The disclosure of the fair value hierarchy excludes financial assets and liabilities where book value approximates fair value due to the liquid nature of the asset or liability.

Currency Risk

The Company translates the results of its foreign operations into Canadian dollars using rates approximating the average exchange rate for the year. The exchange rate may vary from time to time and create foreign currency risk. As at year-end the Company had certain obligations denominated in US dollars and there are no contracts in place to manage the exposure. As at September 30, 2010 the Company had US$48,268 (2009 - US$2,084 ) in cash and US$14,825 (2009 - US$13,456) included in accounts payable which is subject to foreign exchange fluctuation.

Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term nature of its monetary assets and liabilities and due to the long-term convertible notes not bearing interest.

(continues)

GENOIL INC. Notes to Interim Consolidated Financial Statements Three and nine months ended September 30 (Unaudited)

10.	FINANCIAL INSTRUMENTS (continued)

Liquidity Risk

Liquidity risk is the risk that the Company will incur difficulties meeting its financial obligations as they are due. The Company's approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions without incurring unacceptable losses or risking harm to the Company's reputation. To facilitate its expenditures, the Company raises funds through private equity placements. As at June 30, 2010, the Company's financial liabilities were comprised of accounts payable and accrued liabilities, liabilities to related parties, and convertible notes which have a maturity of less than one year.

11.	COMPARATIVE FIGURES

Certain of the comparative figures have been reclassified to conform to the current period's presentation.